GETTY REALTY CORP.

Two Jericho Plaza, Suite 110

Jericho, New York 11753-1681

VIA EDGAR AND E-MAIL

January 11, 2018

Sara von Althann, Counsel

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Getty Realty Corp.
Registration Statement on Form S-3
Filed November 30, 2017
File No. 333-221836

Dear Ms. von Althann:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Getty Realty Corp. (the “Registrant”) hereby requests acceleration of the effectiveness of the above-referenced Registration Statement on Form S-3 (File No. 333-221836) filed on November 30, 2017 (the “Registration Statement”), so that it will become effective on January 11, 2018 at 5:00 P.M. (Eastern time) or as soon as is practicable thereafter.

In connection with the foregoing acceleration request, the Registrant hereby acknowledges the following:

•

should the Securities and Exchange Commission (the “Commission”) or the Staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•

the Registrant may not assert comments of the Commission or the Staff and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (516) 478-5400 or Wm. David Chalk, Esq. at (410) 580-4120 of DLA Piper LLP (US) with any questions you may have concerning this request, and please notify either of us when this request for acceleration has been granted.

Respectfully submitted,

/s/ Danion Fielding

Danion Fielding

Chief Financial Officer and Treasurer

cc:	Joshua Dicker, Esq., General Counsel and Secretary
Wm. David Chalk, Esq., DLA Piper LLP (US)